BlueBay
asset management

77 Grosvenor Street
London, W1K 3JR
tel: +44(0)20 7389 3700
fax: +44(0)20 7389 3499
www.bluebayinvest.com

File No: 82-35048

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA [redacted]

24 September 2008

By Courier

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

Please find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed since the date of the previous list sent to you by the Company. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope also enclosed.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Colleen Sutcliffe
Assistant Company Secretary
BlueBay Asset Management plc
77 Grosvenor Street, London, W1K 3JR
Tel: +44 (0)20 7389 3654
Fax: +44 (0)20 7930 7400
Email: csutcliffe@bluebayinvest.com
www.bluebayinvest.com

9/30

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items

Title	Date of Release	Description
Regulatory News Item	27 August 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Ordinary Shares only)
Regulatory News Item	1 September 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)
Regulatory News Item	18 September 2008	Preliminary announcement
Regulatory News Item	22 September 2008	Blocklisting Interim Review

UK Companies House / FSA / UKLA Filings

Title	Stamp Date	Description
Form 288c	9 September 2008	Change of directors' particulars

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	26 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			124,854	0.12%
(3) Options and agreements to purchase/sell				
Total			124,854	0.12%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	5,500,000	2.88%		
(3) Options and agreements to purchase/sell				
Total	5,500,000	2.88%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)

Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Long	25,000	£12.279891

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	27 August 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	29 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			164,754	0.15%
(3) Options and agreements to purchase/sell				
Total			164,754	0.15%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	7,500,000	3.92%		
(3) Options and agreements to purchase/sell				
Total	7,500,000	3.92%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)

Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Short	39,900	£11.787615

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	1 September 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	29 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	7,500,000	3.92%		
(3) Options and agreements to purchase/sell				
Total	7,500,000	3.92%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			164,754	0.15%
(3) Options and agreements to purchase/sell				
Total			164,754	0.15%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Long	2,000,000	US$ 105.70

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	1 September 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

BlueBay
asset management

FOR IMMEDIATE RELEASE **18 SEPTEMBER 2008**

BLUEBAY ASSET MANAGEMENT PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2008

Financial highlights

	Year ended 30 June 2008	Year ended 30 June 2007
Assets under management	**US$21.0bn**	US$13.1bn
Net management fee income *	**£93.1m**	£61.0m
Performance fee income	**£24.0m**	£48.2m
Profit before tax **	**£49.7m**	£51.6m
Profit after tax	**£33.6m**	£35.2m
Operating margin **	**39.6%**	45.2%
Diluted earnings per share	**16.9p**	18.5p
Proposed dividend per share ***	**8.0p**	6.0p

* Stated net of rebates and expense cap reimbursements
** Stated after exceptional items
*** Includes proposed dividend per share of 4.8 pence which is subject to shareholder approval

Hugh Willis, BlueBay's Chief Executive Officer, said:

2008 – Strong growth in AuM against extreme market backdrop

"2008 was a challenging but ultimately satisfactory year for BlueBay. The start of the Group's financial year in July 2007 coincided with the onset of what has arguably become the most comprehensive credit market crisis that the world has seen since the 1930s. This gave rise to an extremely demanding backdrop for a specialist credit manager to operate against."

"It is a tribute to the strength of BlueBay's brand and the calibre of its people that, despite such a backdrop, the Group achieved record AuM growth (up 60% to $21.0 billion) over the course of the year; together with pre tax profits only marginally lower than those of the previous year (down 4% at £49.7 million)."

"Our product focus and the strength of our infrastructure together drove the increase in AuM experienced over the course of the year. In a period in which many managers saw net outflows and in which significant net inflows were rare, the Group's performance in attracting $7.1 billion of net inflows – well over 50% of assets at the start of the period – was exceptional. Reflecting

the relative scalability of the products concerned, the bulk of this came in the Group's long-only funds; where AuM almost doubled to $15.1 billion. Respectable growth was also, however, seen in the long/short funds; with AuM up 14% to $5.8 billion."

Outlook – Opportunities in credit markets; BlueBay well-placed

"While we do not underestimate the challenges that continue to lie ahead, we are optimistic that this is an environment in which BlueBay should thrive. The strength of the Group's distribution and the relative resilience of its fund performance during the credit crisis to date have been reassuring."

"We have seen a further $1.9 billion of net inflows during the first two months (July and August) of the new financial year and the Group's long/short funds registering only marginally negative returns in the period, against a backdrop of heavy losses for the industry as a whole. For the full financial year 2009, we expect total net inflows to be similar to the $7.1 billion which the Group achieved in the financial year just ended and that they will all be in long-only products."

"With the Group's secular product drivers of European corporate credit and global emerging markets debt remaining firmly in place, an overlay of cyclical investor interest in and demand for credit seems likely to be added at some stage during this financial year. This promises to create, at the appropriate point, a very interesting environment for both asset raising and fund performance and one that should – once in train – last for some time."

"BlueBay's fundamentals remain strong. The strength of our specialist investment expertise, the quality of our infrastructure and risk management capabilities, and the power of our brand in the credit markets means that BlueBay is well positioned to manage the current market conditions and to take advantage of the investment opportunities that these conditions will present."

Contacts:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO
Nick Williams, CFO
Jo Ongert, Head of Marketing & Client Relations

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Gill Ackers

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With US$21.0 billion of AuM as at 30 June 2008, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit – European corporate debt and emerging market debt.

Within each sub-asset class, the Group offers two distinct product lines: long/short funds and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Group's offices in London, Tokyo and New York.

Chairman's Statement (extract)

BlueBay Asset Management plc has had a good year, given the extremely challenging environment in the debt markets in which it operates. No meaningful comments can be made about BlueBay's performance during this financial year without reference to the external market environment. The start of the financial year coincided with the start of the market turmoil engendered by the credit crunch. The signs of excess in financial markets had been there to see for some time: abundant liquidity, a competitive spiral of declining lending standards and the use of financial engineering to generate attractive returns in a low yield environment. This was a house of cards that was waiting to collapse. However, the speed at which the crisis eventually spread from the sub-prime sector of the US housing market to the rest of the financial markets took most market participants by surprise. It is hard to underestimate the severity of the ensuing crisis. During my career in the financial markets, I cannot remember any episode quite as challenging as the current one.

In this environment, BlueBay attracted net inflows of over $7 billion to reach total Assets under Management ("AuM") of $21.0 billion at the end of the financial year, a truly remarkable achievement. Investment performance was particularly strong in long-only European corporate debt products. Both the investment grade and the high yield long-only flagship funds continue to perform at the top of the competitive universe in their respective sub-asset classes. The environment proved more difficult for BlueBay's long/short funds resulting in modest negative investment performance across the platform for the year. This led to lower performance fee revenues than in the previous year and profits before tax of £49.7 million, slightly lower than the £51.6 million made in the previous financial year to 30 June 2007.

We will be proposing a final dividend of 4.8 pence per share payable to all shareholders on the register at 24 October 2008. Following the interim dividend of 3.2 pence, this will bring the total dividend for the year to 8.0 pence per share.

A salient feature of the credit crunch has been the disappearance of market liquidity for many debt instruments, including some that had previously received the highest credit rating from the rating agencies. This created challenges for all market participants who are required to value their portfolios using fair value principles. A considerable amount of work has been done at BlueBay to adapt and refine the valuation policies applied to the funds managed, in response to this dramatically different market environment. Market illiquidity became particularly acute for the BlueBay Value Recovery Fund, which is generally reliant on corporate finance transactions to realise the value of its core investments. This will now require a longer time horizon than in the benign markets of recent years, so BlueBay secured the agreement of most of this fund's investors to extend the liquidity terms of their shareholdings in exchange for a temporary fee discount. A difficult but crucial decision to ensure that the value built up in the portfolio was preserved for all investors.

Financial institutions need robust controls and solid business risk management to succeed at the best of times. These become even more important in times of market turmoil. I am pleased to note that BlueBay has continued to make progress in developing its risk management culture during the course of the year. In addition to the continual risk management process undertaken at BlueBay, a comprehensive annual review of the principal risks inherent in the business has become a cornerstone of its risk management framework. The Company's internal control environment was reviewed and reported on by PricewaterhouseCoopers LLP under the framework of the Audit and Assurance Faculty's standard 01/06 ("AAF"), which has control objectives specifically applicable to asset management businesses.

Over the years, BlueBay has managed to attract and retain an exceptionally talented group of professionals in the investment management, sales and marketing and infrastructure teams. The results that BlueBay achieved during this challenging year would not have been possible without the dedication and hard work of all its employees.

2008 – Another year of growth

2008 was a challenging but ultimately satisfactory year for BlueBay. The start of the Group's financial year in July 2007 coincided with the onset of what has arguably become the most comprehensive credit market crisis that the world has seen since the 1930s. This gave rise to an extremely demanding backdrop for a specialist credit manager to operate against. It is a tribute to the strength of BlueBay's brand and the calibre of its people that, despite such a backdrop, the Group achieved record AuM growth (up 60% to $21.0 billion) over the course of the year; together with pre tax profits only marginally lower than those of the previous year (down 4% at £49.7 million).

Group strategy

The Group's strategy continues to be to position itself as a leading, specialist manager of European corporate and global emerging market debt funds. In doing so, we are riding two particularly strong, medium-term growth trends in global fixed income markets: the birth and growth of European corporate credit as a major new global asset class; and secular growth in institutional investor appetite for emerging market debt.

Alongside this clear product focus, the Group continues to invest in its infrastructure. We believe that modern institutional investors have a strong preference for employing asset managers able to deliver state-of-the-art systems, process, compliance and risk management; alongside strong investment performance. It remains our mission statement to combine the infrastructure of a mainstream asset manager with the investment mindset of a boutique.

The Group's resilience in the face of unprecedented market disruption over the course of the year has reinforced further our belief that our strategy is appropriate and strong. It remains, as a result, unchanged.

2008 results

Our product focus and the strength of our infrastructure together drove the increase in AuM experienced over the course of the year. In a period in which many managers saw net outflows and in which significant net inflows were rare, the Group's performance in attracting $7.1 billion of net inflows – well over 50% of assets at the start of the period – was exceptional. Reflecting the relative scalability of the products concerned, the bulk of this came in the Group's long-only funds; where AuM almost doubled to $15.1 billion. Respectable growth was also, however, seen in the long/short funds; with AuM up 14% to $5.8 billion.

Investment performance was less strong than in the previous year; reflecting difficult market conditions. The Group's long/short funds returned a negative 3.4% for the year, net of fees; while long-only performance was mixed. On the one hand, our flagship long-only investment grade and high yield corporate bond funds delivered outstanding returns; out-performing their indices by 4.1% and 7.7% respectively and ranking number one or two in their universes over one, three and five-year time periods or since fund inception. On the other, our flagship emerging market long-only funds performed less well; under-performing their indices, but in all cases nevertheless delivering positive absolute returns for the period.

While lower performance fees resulted in lower overall operating margins for the business than in the previous year, the Group's core operating margins continued to improve as a function of growing management fee revenues and the increasing benefits of scale; with both non-performance related compensation and non-compensation costs falling as a percentage of management fees earned. This allowed pre-tax profits and diluted earnings per share to hold only slightly below the previous year's levels; at £49.7 million and 16.9p respectively. It is also encouraging to note that the Group's quality of income continued to improve; with the proportion of overall management fees deriving from long-only products rising again from 33% to 39% and the proportion of total revenues represented by management rather than performance fees increasing from 56% to 79%.

Awards

While investment performance for the Group was less strong than in the previous year, this was of course the case for most, if not all, managers operating in fixed income credit markets. The relative performance of the Group's funds was recognised by a string of industry awards; including the Global Investor Award For Investment Excellence 2007: Emerging Market Fixed Income House of the Year, and the Specialist and Alternative Investment Manager Awards 2007: Eurozone Fixed Income Manager of the Year (Non-Government). We are also particularly proud to have been awarded, just after the financial year end, Fixed Income Manager of the Year at the 2008 European Pensions Awards. This latter award, adjudged by our core client base demonstrated eloquently the progress that BlueBay has made since being founded only seven years ago.

New products

While the Group's product strategy is highly focused, it continues to develop new products within its fields of expertise. Our fastest growing new fund during the year was the BlueBay Multi-Strategy Fund; a long/short offering launched in April 2007. This fund, which moves BlueBay into the fast-growing multi strategy space, had reached over $1.7 billion in assets by year end and has already attained flagship status within the Group's product range. Other notable product launches included a floating rate version of BlueBay's highly successful investment grade corporate bond fund and a new fund in the nascent but promising area of emerging market corporate debt; both in long-only format.

Outlook

As previously noted, the start of our 2008 financial year coincided with the onset of the credit crisis currently underway. At the time of our last Annual Report, we expressed concern at the environment developing and expected that difficult market conditions might last for some time. What began as a liquidity crisis (with problems residing principally on the balance sheets of lenders) has now morphed into a fully fledged credit crunch (with the damage spreading both to the balance sheets of borrowers and to the real economy globally). At the heart of the matter has been a massive contraction in the availability of and the increase in price of credit; as the financial system de-leverages and seeks to work through the lending excesses of the past few years. It seems likely that this process of catharsis will last into calendar year 2009.

Having said this, considerable value has been and is being generated in fixed income credit markets as these events unfold; and it seems highly likely that credit investors who have successfully navigated the downturn will, at some stage over the next six to 12 months, be rewarded by the best investment conditions seen in the asset class in a very long time. At the trough of previous credit cycles, we have seen investors enjoy a two to three year period in which equity style returns are on offer for the assumption of credit risk; and where excellent risk adjusted returns characterise the credit spectrum from investment grade through to distressed debt. We expect this time will be no different and the winning managers will be those that emerge from that trough point with the right products and a strong investor following.

While we do not underestimate the challenges that continue to lie ahead, we are optimistic that this is an environment in which BlueBay should thrive. The strength of the Group's distribution and the relative resilience of its fund performance during the credit crisis to date have been reassuring. We have seen a further $1.9 billion of net inflows during the first two months (July and August) of the new financial year and the Group's long/short funds registering only marginally negative returns in the period, against a backdrop of heavy losses for the industry as a whole. For the full financial year 2009, we expect total net inflows to be similar to those seen in the financial year just ended and that they will all be in long-only products. With the Group's secular product drivers of European corporate credit and global emerging markets debt remaining firmly in place, an overlay of cyclical investor interest in and demand for credit seems likely to be added at some stage during this financial year. This promises to create, at the appropriate point, a very interesting environment for both asset raising and fund performance and one that should – once in train – last for some time.

BlueBay's fundamentals remain strong. The strength of our specialist investment expertise, the quality of our infrastructure and risk management capabilities, and the power of our brand in the credit markets means that BlueBay is well positioned to manage the current market conditions and to take advantage of the investment opportunities that these conditions will present.

A thank you

Any asset management firm is dependent upon its people for its success and BlueBay is fortunate to have an exceptional group of employees. Strongly aligned with the Group's investors (BlueBay employees own almost 60% of the firm and have more than $100 million of their own money invested in BlueBay funds), it is their skill and dedication upon which we rely for our success. I would therefore like to thank all BlueBay's people for their outstanding efforts over the course of a very demanding year.

Hugh Willis
Chief Executive

Business Review (extract)

Strategic objective

Our strategic objective is to continue to be a leading provider of European and emerging market debt asset management products. We believe it is difficult to excel in a wide range of disparate investment disciplines and that focus on a narrower range of asset classes produces superior returns. We therefore provide clients with products within the asset class of credit with a range of different risk-return profiles from absolute return long/short funds to principal-protected long-only fund derivatives.

Our business strategy focuses on four core elements:

- Effective **global distribution**
- Strong risk-adjusted **investment performance** over the credit cycle
- Effective **management of business risk**
- Recruitment, motivation and retention of **highly talented people**

Delivering our strategy

Success in global distribution

AuM growth
During the course of the financial year, AuM increased by $7.8 billion to reach $21.0 billion at 30 June 2008. Both products contributed to this increase with long/short increasing by $0.7 billion to $5.8 billion and long-only products increasing by $7.1 billion to reach $15.1 billion.

- Components of AuM growth

Of the increase in AuM of $7.8 billion during the year, net subscriptions contributed $7.1 billion while net fund performance contributed $0.7 billion. The tables below provide the breakdown of net subscriptions into gross subscriptions and gross redemptions. Subscriptions and redemptions record the gross movements into and out of the funds managed by BlueBay as recorded by the transfer agents or custodians. No adjustments have been made to reflect switches of investments between investment funds managed by BlueBay.

AuM growth in BlueBay funds for years ended 30 June as indicated:

	2008 $m	2007 $m
Beginning of period AuM	**13,118**	**6,959**
Subscriptions	12,216	6,429
Redemptions	(5,118)	(1,353)
Net subscriptions	**7,098**	**5,076**
Net fund performance	**751**	**1,083**
End of period AuM	**20,967**	**13,118**

We estimate that approximately 38% of the gross redemptions represent switches from one BlueBay product into another. After adjusting for these switches, the annual redemption rate expressed as a percentage of average AuM has increased from 8% for the year ended 30 June 2007 to 17% for the year ended 30 June 2008. Although we are not always privy to the motivation that leads to redemptions, we understand that a proportion of the redemptions that we experienced during the course of this financial year were due to the marked deterioration in market conditions which led a number of investors to become forced redeemers due to significant problems they experienced in their overall investment portfolios.

a) Long/short funds

AuM growth in BlueBay long/short funds for years ended 30 June as indicated:

	2008 $m	2007 $m
Beginning of period AuM	**5,124**	**2,804**
Subscriptions	2,559	2,607
Redemptions	(1,753)	(656)
Net subscriptions	**806**	**1,951**
Net fund performance	**(94)**	**369**
End of period AuM	**5,836**	**5,124**

Of the $0.7 billion increase in long/short AuM, net subscriptions contributed $0.8 billion and net fund performance contributed a negative $0.1 billion. The BlueBay Multi-Strategy Funds experienced significant growth from $0.7 billion at 30 June 2007 to $1.7 billion at 30 June 2008. Further strategy diversification was provided to the Funds by the addition of two new sub-strategies during the course of the year: a convertible arbitrage strategy and a deep value equity strategy. Conversely, as a less well diversified credit strategy platform, the BlueBay Global Credit Fund saw its assets shrink during the course of the year to the point where it was no longer an economically viable unit. Following the end of the financial year, the remaining investors were given the option to switch into the BlueBay Multi-Strategy Funds or to receive a cash redemption after which the Fund was closed.

The AuM of the BlueBay Value Recovery Fund declined slightly from $2.8 billion at 30 June 2007 to $2.6 billion at 30 June 2008. During the course of the financial year, in the face of the dramatic decrease in market liquidity for the type of asset managed by the Fund, a Share Conversion was undertaken. Under the terms of the Conversion, which were voluntarily subscribed for by in excess of 80% of the Fund's shareholders, BlueBay has agreed to reduce its management and performance fees on the Fund to 1% per annum and 15% per annum respectively; for a limited period of 30 months, commencing 1 July 2008. In exchange, shareholders have agreed to amended liquidity

terms; which (inter alia) prohibit redemptions prior to July 2009 and significantly restrict them thereafter. The Conversion is designed to ensure that the Fund – which has a strong book of assets, a good performance track record, is unleveraged and has unused, committed financing facilities available to it – is strongly positioned ahead of the upcoming, fresh distressed debt cycle.

b) Long-only funds

AuM growth in BlueBay long-only funds for years ended 30 June as indicated:

	2008 $m	2007 $m
Beginning of period AuM	**7,994**	**4,155**
Subscriptions	9,657	3,822
Redemptions	(3,365)	(697)
Net subscriptions	**6,292**	**3,125**
Net fund performance	**845**	**714**
End of period AuM	**15,131**	**7,994**

Of the $7.1 billion increase in long-only AuM, $6.3 billion arises from net subscriptions and $0.8 billion from net fund performance. 2008 saw the introduction of three new long-only sub-funds (the BlueBay High Yield Enhanced Fund, the BlueBay Emerging Markets Corporate Bond Fund and the BlueBay Investment Grade Libor Fund), and seven new segregated mandates.

- Product and sub-asset class mix

The ratio of the sub-asset class mix for European corporate debt and emerging market debt was virtually unchanged at 59/41 as at 30 June 2008 compared to 58/42 as at 30 June 2007.

- Client base

BlueBay's fund investors are primarily institutional clients making up 59% of BlueBay's AuM as at 30 June 2008 (down from 60% as at 30 June 2007) with fund of funds clients making up 18% (down from 24%), private clients at 6% (up from 5%) and distribution/white labelling and other 17% (up from 11%).

During the year, BlueBay has been particularly successful in attracting pension fund investors both into its funds and into new and existing segregated mandates. These now represent 31% of BlueBay's total AuM.

By geographical region, European clients accounted for 76% of BlueBay's AuM as at 30 June 2008 (up from 68% as at 30 June 2007), Asian/Australian accounted for 16% (down from 19%) and the US accounted for 6% (down from 10%).

Investment performance – a varied picture in a challenging investment environment

a) Long/short funds

For the financial year to 30 June 2008, the annual returns net of fees were 4.35% for the BlueBay Emerging Market Total Return Fund, negative 7.75% for the BlueBay Value Recovery Fund (US$ share class) and negative 5.12% for the BlueBay Global Credit Fund. The BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund generated returns net of fees of 0.91% and negative 1.44% respectively. The blended long/short annual return was negative 3.41%.

b) Long-only funds

For the long-only flagship funds, as shown in the table, the relative returns for the year to 30 June 2008 were mixed. The European corporate debt funds all had their best year ever and outperformed their benchmarks by wide margins. All benchmarks generated negative returns for the year. The relative returns for the year were 413 basis points ahead of the index for the BlueBay Investment Grade Bond Fund, 772 basis points ahead of the index for the BlueBay High Yield Bond Fund and 496 basis points ahead of the index for the BlueBay High Yield Enhanced Fund.

All the flagship emerging market debt funds generated positive absolute returns during the year; however, these were insufficient to exceed returns generated by their benchmarks and as a result, these funds all generated negative relative returns. These were 224 basis points behind the index for the BlueBay Emerging Market Bond Fund, 377 basis points behind the index for the BlueBay Emerging Market Local Currency Fund and 212 basis points behind the index for the BlueBay Emerging Market Select Bond Fund.

The two new sub-funds launched in April 2008 both generated positive relative returns in the period to 30 June 2008; these were 33 basis points ahead of the index for the BlueBay Investment Grade Libor Fund and 211 basis points ahead of the index for the BlueBay Emerging Market Corporate Bond Fund.

Finally, the BlueBay European Credit Opportunity Fund generated a negative return of 11.24% and the BlueBay Emerging Market Opportunity Fund generated a positive return of 7.14% for the year to 30 June 2008.

BlueBay Funds performance table

Product	Fund	Performance (%)			
		Return year ended 30 June 2008	Annualised return since inception	Annualised volatility since inception	Risk ratios [3]
Long/short[1]	BlueBay Global Credit Fund	-5.1	5.5	5.3	0.5
	BlueBay Emerging Market Total Return Fund	4.4	12.6	7.6	1.2
	BlueBay Value Recovery Fund	-7.7	9.0	5.3	1.0
	BlueBay Multi-Strategy Fund	0.9	2.3	4.8	-0.5
	BlueBay Multi-Strategy PLUS Fund	-1.4	0.6	7.1	-0.6
Long-only [2]	BlueBay Investment Grade Bond Fund	3.0	4.6	2.6	2.5
	Index: iBoxx Euro Corporates	-1.2	2.6	2.6	
	Alpha	4.1	2.0		
	BlueBay Investment Grade Libor Fund	1.2			
	Index: iBoxx Euro Corporates	0.9			
	Alpha	0.3			
	BlueBay High Yield Bond Fund	-0.2	13.6	3.7	1.5
	Index: Merrill Lynch European Currency High Yield Constrained Index	-7.9	9.0	4.9	
	Alpha	7.7	4.6		
	BlueBay High Yield Enhanced Bond Fund	-1.1			
	Index: Merrill Lynch European Currency High Yield Constrained Index	-6.1			
	Alpha	5.0			
	BlueBay Emerging Market Bond Fund	2.7	14.3	5.5	1.5
	Index: JP Morgan EMBI Global Diversified	4.9	11.6	5.6	
	Alpha	-2.2	2.7		
	BlueBay Emerging Market Corporate Bond Fund	2.0			
	Index: JP Morgan EMBI Global Diversified	-0.1			
	Alpha	2.1			
	BlueBay Emerging Market Local Currency Bond Fund	7.1	13.7	8.8	0.4
	Index: JP Morgan GBI-EM Broad Diversified USD Unhedged	10.8	12.3	7.3	
	Alpha	-3.8	1.4		
	BlueBay Emerging Select Bond Fund	5.8	9.0	5.8	0.2
	Index: 50% JPM EMBI Global Diversified and 50% JPM GBI-EM Broad Diversified USD Unhedged	7.9	8.5	5.1	
	Alpha	-2.1	0.5		
	BlueBay European Credit Opportunity Fund [1]	-11.2	3.0	5.1	-0.1
	BlueBay High Yield Credit Opportunity Fund [1]	-3.3			
	BlueBay Emerging Market Opportunity Fund [1]	7.1	6.2	5.0	0.5

Notes
(1) All performance and risk data shown on a 'net of fees' basis
(2) All performance and risk data shown on a 'gross of fees' basis. Alpha is the fund return versus the return on the benchmark index
(3) Risk Ratios:
Long-only (excluding structured funds):
The information ratio measures the added return per unit of added relative risk.
Long/short and Opportunity funds:
The Sharpe ratio is the risk-adjusted measure which is calculated using standard deviation and excess return to determine reward per unit risk. Standard deviation indicates the volatility of a portfolio's total return as a measure against its mean performance.

Business risk management – a continuous cycle of enhancement

In common with all other asset management firms, BlueBay faces a number of business risks which we manage actively. The principal risk areas are investment risk and operational risk. Further detail on business risk management will be contained in our Annual Report.

Employees – the maturing organisation

We are dependent for our success on our ability to attract, retain and motivate the highest quality industry professionals. We believe that the three following ingredients are crucial in this regard:

- Competitive, performance based compensation structures.
- Widespread employee share ownership.
- A collegiate working environment.

We have taken the opportunity in the "Operating Margins " section of this announcement to highlight the future effect on the Group's Income statement of prior year incentive awards to employees. Further detail on how we attract, retain and motivate employees will be contained in our Annual Report.

Financial business drivers

Summary of results

During the year, total fee revenues increased 7.3% to £117.1 million. Total administrative expenses increased by 19% to £68.8 million leading to a decrease in operating profit after exceptional items of 6% to £46.4 million. Profit on ordinary activities before tax decreased by 3.8% to £49.7 million.

The following table is based on the Group Income Statement detailed at the end of this report. The report has been presented in a format regularly used by BlueBay's Management Team to assess the financial performance of the Group.

Summary Group Income Statement

	For the year ended 30 June	
	2008 £m	**2007 £m**
Net management fees	93.1	61.0
Performance fees	24.0	48.2
Total fee income	**117.1**	**109.2**
Other net operating income/expense	(1.9)	(0.9)
Total Operating Income	**115.2**	**108.3**
Non-performance based compensation expenses	(26.0)	(20.9)
Performance based compensation expenses *	(8.4)	(15.1)
Fixed compensation charges from prior calendar years' awards **	(12.8)	(6.6)
Total compensation expenses	(47.2)	(42.6)
Total non-compensation related expenses	(21.6)	(15.2)
Total administrative expenses	**(68.8)**	**(57.8)**
Operating profit before exceptional items	**46.4**	**50.5**
Exceptional items	0.0	(1.1)
Operating profit after exceptional items	**46.4**	**49.4**
Net financing income	3.3	2.2
Profit on ordinary activities before taxation	**49.7**	**51.6**
Taxation	(16.1)	(16.4)
Profit for the year attributable to ordinary equity shareholders	**33.6**	**35.2**

* excludes equity and fund awards made in relation to calendar years up to and including 2007
** equity and fund related bonuses to calendar year 2007 (including fixed charges relating to prior year awards)

Key financial drivers

The key financial drivers of the business are the growth in net management fees, performance fees and the management of our operating margins.

Growth in net management fees

BlueBay continued to experience strong growth in net management fees during 2008 which increased by £32.2 million or 53.0% to £93.1 million (2007: £61.0 million). The continued growth in net management fee income is a result of the strong growth in AuM, particularly in long-only products.

Net management fees by product are analysed as indicated:

Product	For the year ended 30 June			
	2008 £m	**% ***	**2007 £m**	**% ***
Long/short	56.7	*60.8*	40.6	*66.6*
Long-only	36.4	*39.2*	20.4	*33.4*
Total net management fees	**93.1**		**61.0**	

*percentage of total net management fees
Over time, the share of total net management fee revenue generated by long-only products has, as indicated by the table above, increased. We expect this trend to continue over the coming years.

Management fees on long/short products were charged at 2% per annum on all assets attributable to unrelated parties. Certain share classes which are only eligible to a defined group of related parties (mainly Directors and employees), do not attract management (or performance) fees. As outlined above, the management fees on the converted shares of the BlueBay Value Recovery Fund will be discounted to 100 basis points for a period of 30 months starting on 1 July 2008. For the other share classes of this fund as well as all other long/short funds, the management fees remain at 200 basis points.

The management fees charged on long-only products are more varied, ranging between 30 and 175 basis points, depending on factors such as sub-asset class, share class and the levels of rebates offered.

Management fees are reported net of rebate payments on long-only and structured products (which are contractually-agreed fee discounts for large investments) and of expense cap reimbursements (which is where BlueBay reimburses a fund for the excess of its administrative expenses over a pre-determined maximum level). Where funds are distributed by third party distributors, BlueBay will typically pay the distributor a commission based on the management fees earned on the product (typically called a trailer fee). These commissions are disclosed under other operating expenses.

We calculate management fee yields on management fees net of rebates, expense cap reimbursements and trailer fee payments. Fee yields on long-only products are monitored for signs of erosion. The average management fee yield on our long-only products dropped to 61 basis points for the six months to 30 June 2008 (six months to 30 June 2007: 67 basis points). The drop is mainly attributable to a change in product and sub-asset class mix.

Performance fees

Performance fee revenues dropped by just over 50% to £24.0 million in the year to 30 June 2008. However, performance fees generated by long-only products more than trebled to £7.0 million whereas performance fees generated on long/short products dropped to £17.0 million. As a result, performance fees generated by long/short funds represented 71% of total performance fee revenues, down from 97% in the year to 30 June 2007.

Performance fees by product are analysed as indicated.

Product	**For the year ended 30 June**	
	2008	**2007**
	£m	**£m**
Long/short	17.0	46.6
Long-only	7.0	1.6
Total performance fees	**24.0**	**48.2**

Performance fees are charged on all long/short funds. The standard rate for long/short funds is 20% of the absolute return generated. As outlined above, the performance fee rate on the converted shares of the BlueBay Value Recovery Fund will be discounted to 15% for a period of 30 months starting on 1 July 2008. Performance fees combined with lower management fees are also offered on long-only funds as an alternative to management fee only fee structures.

Operating margins

During the financial year 2008, BlueBay's administrative expenses have increased by £11.0 million or 19.0%, with total compensation costs increasing by £4.6 million or 10.7% and non-compensation costs increasing by £6.4 million or 42.3%.

In common with most other asset management businesses, by far the largest component of our cost base is compensation expense. When we analyse our compensation expense, we find it

useful to split it into a current-year portion which is linked directly or indirectly to investment performance (performance based compensation expense), a current-year portion which has no link to investment performance (non-performance based compensation expense) and the remainder which are the charges resulting from fund and equity awards made in previous years.

a) Current year performance based compensation expenses

During the financial year, the ratio of current-year performance based compensation expense to performance fees increased from 31.4% in the year to 30 June 2007 to 35.1% in the current financial year. The strong long-only investment performance referred to above generated increases in performance based compensation. However long-only funds and segregated mandates are often distributed in a format which only generates management fees. Furthermore, the annual compensation review led to some changes to the bonus pool arrangements for the compensation year ending on 31 December 2007.

b) Current year non-performance based compensation expenses

During the course of the financial year, the ratio of current-year non-performance based compensation expenses to net management fees improved from 34.3% in the year to 30 June 2007 to 27.9% in the current financial year. This improvement reflects the continuing scaling of the business.

c) Fixed compensation resulting from prior year awards

As we pointed out in our 2007 Annual Report, awards made under the bonus deferral programme which vest over a three year period are required to be charged to the Group Income Statement over the vesting period under International Financial Reporting Standards ("IFRS") The impact of this accounting treatment is that each year the Group Income Statement will contain a broadly fixed pre-determined charge which is derived from deferred bonus awards made in prior years. As part of our ongoing programme of ensuring widespread share ownership amongst the employees of the Group, a number of equity awards were made to employees during the course of the financial year, as described in more detail in the Remuneration Report in the Annual Report. Under IFRS, the cost of these awards is spread over their vesting period. The impact of this is that each year the Group Income Statement will contain a broadly fixed pre-determined charge which is derived from equity awards made in prior years.

These fixed compensation costs increased from 6% of total fee income in the year to 30 June 2007 to 10.9% in the current financial year.

The fixed elements to be charged to the Income Statement in future years relating to prior year deferred bonus awards are as follows:

	For the year ended 30 June		
	2009	**2010**	**2011**
	£m	**£m**	**£m**
Estimated fund award deferrals to be charged in future periods	5.6	3.7	1.3

The fixed element to be charged to the Group Income Statement in future years relating to prior year equity awards are as follows:

	For the year ended 30 June				
	2009	**2010**	**2011**	**2012**	**2013**
	£m	**£m**	**£m**	**£m**	**£m**
Estimated equity award deferrals to be charged in future periods	9.4	8.0	4.8	2.5	0.9

a) Non-compensation expenses

During the financial year, the ratio of non-compensation expenses to net management fees improved to 23.2% from 26.7% (after exceptional items) in the previous year. The biggest change in these expenses related to our London office move to significantly larger new premises at the end of calendar year 2007, resulting in a step change in our occupancy expenses during the financial year. We anticipate that our new premises will meet our space requirements in the medium-term.

The Group's operating margin after exceptional items decreased to 39.6% (2007: 45.2%). This deterioration is in large part due to lower performance fees revenues which were not entirely matched by a commensurate drop in performance based compensation expenses due to their increasing fixed element.

Capital and capital management

Significant movements in shareholders' equity

As we have explained above, we believe it is essential that share ownership is widely distributed amongst employees and that key professionals retain meaningful interests in BlueBay's equity. During the course of the financial year, BlueBay provided financing to its primary Employee Benefit Trust ("EBT") and its Share Incentive Plan ("SIP") to enable them to purchase BlueBay's shares in the market so that they could make equity awards to selected new joiners and to all permanent UK employees as part of the compensation round for the calendar year 2007.

During the course of the year, the EBT and the SIP purchased shares at a cost of £32.4 million, which are disclosed under "Own Shares" in the Group Statement of Changes in Shareholders' Equity.

During the financial year, the Group recognised an after tax profit of £33.6 million and paid dividends of £17.5 million. Retained earnings decreased from £48.6 million at 30 June 2007 to £37.6 million at 30 June 2008.

Capital management policy

BlueBay intends to use its capital primarily to support the growth of the business and to provide it with a cushion to shield it from adverse market conditions. In order to determine its primary capital requirements, BlueBay uses multi-year financial models to determine the capital requirements of its anticipated growth. We also develop a number of potential adverse scenarios in order to determine their effect on various financial measures, including the Group's capital base. This enables us to determine the amount of the capital that should be retained in the business for prudential purposes.

Once this primary objective has been met, we intend to use available distributable reserves for purposes such as paying dividends to shareholders, funding our equity incentivisation programme (the EBT and the SIP as discussed above) and providing seed capital for new funds.

Over time, the Directors intend to pursue a progressive dividend policy which takes into account the profitability of the business, its capital requirements and an appropriate level of dividend cover.

Cash flow

Our business continues to be cash generative. The cash position at 30 June 2008 was £44.3 million, a decrease of 14% from the previous year end. Cash generated from operations increased by 20% during the year to £67.6 million. Corporation tax paid during the year increased from £5.6 million in the year to 30 June 2007 to £11.1 million in the year to 30 June

2008. As a result of the quarterly instalment payment regime, the higher profits in respect of 30 June 2008 compared with 30 June 2006 resulted in the increased corporation tax payment during the 2008 financial year. No tax was paid in respect of 30 June 2007 profits due to the tax credit generated by the exercise of the EMI options by employees at the time of Listing.

The cash used for investing activities was mainly used for the purchase of units in funds managed by BlueBay of £9.6 million for the bonus deferral programme. In connection with the move of the London office to new premises in Grosvenor Street, new fixed assets were purchased for £6.6 million.

The cash used for financing activities was used for the purchase of Own Shares by the EBT and the SIP for £32.4 million and for the payment of dividends of £17.5 million.

Dividends

It is the intention of the Directors to recommend to the Annual General Meeting the payment of a final dividend of 4.8 pence per share to all shareholders on the register as at 24 October 2008. This will bring the total dividend per share for the financial year to 8.0 pence per share and represent dividend payments of approximately £15.1 million or 44.9% of the profit after tax for the year.

Subject to shareholder approval, the dividend will be paid on 21 November 2008.

Group Income Statement

For the year ended 30 June 2008

	Note	2008 £000's	2007 £000's
Revenue		117,152	109,191
Other operating income		119	249
Other operating expenses		(2,089)	(1,161)
Administrative expenses	2	(68,774)	(58,901)
Operating profit		**46,408**	**49,378**
Operating profit before exceptional items		46,408	50,476
Exceptional items		-	(1,098)
Operating profit		46,408	49,378
Finance income		3,267	2,244
Finance expense		(6)	(6)
Profit on ordinary activities before taxation		**49,669**	**51,616**
Taxation	3	(16,100)	(16,448)
Profit for the year attributable to ordinary equity shareholders		**33,569**	**35,168**
Earnings per share			
Basic		**26.4p**	**29.3p**
Diluted		**16.9p**	**18.5p**
Memo			
Dividends paid during the year	4	**17,478**	**14,398**

Group Balance Sheet

As at 30 June 2008

	2008 £000's	2007 £000's
Assets		
Non-current assets		
Property, plant and equipment	6,618	2,554
Intangible assets	1,469	1,747
Deferred tax asset	6,543	6,731
Non-current receivables	149	99
Total non-current assets	14,779	11,131
Current assets		
Trade and other receivables	31,435	35,771
Current tax asset	9	84
Derivative financial instruments	-	3
Financial assets	22,066	13,876
Cash and cash equivalents	44,253	51,531
Total current assets	97,763	101,265
Total assets	**112,542**	**112,396**
Liabilities		
Non-current liabilities		
Trade and other payables	9,671	6,353
Total non-current liabilities	9,671	6,353
Current liabilities		
Trade and other payables	21,022	18,367
Current tax liabilities	3,736	77
Total current liabilities	24,758	18,444
Total liabilities	**34,429**	**24,797**
Shareholders' equity		
Share capital	193	190
Share premium	32,279	31,551
Retained earnings	37,635	48,620
Other reserves	8,006	7,238
Total shareholders' equity	78,113	87,599
Total liabilities and shareholders' equity	**112,542**	**112,396**

Group Statement of Changes in Shareholders' Equity

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2007	190	31,551	48,620	-	7,238	87,599
Currency translation adjustments	-	-	4	-	-	4
Net income recognised directly in equity:	-	-	4	-	-	4
Profit for the year	-	-	33,569	-	-	33,569
Dividends	-	-	(17,478)	-	-	(17,478)
Total recognised income for the year	-	-	**16,095**	-	-	**16,095**
Share-based payments	-	-	-	-	4,832	4,832
Deferred tax on share-based payments	-	-	-	-	1,100	1,100
Exercise of share options	3	689	-	-	-	692
Purchase of own shares by Employee Benefit Trust	-	-	-	(31,382)	-	(31,382)
Purchase of own shares for Share Incentive Plan	-	-	-	(1,037)	-	(1,037)
Disposal of own shares for Share Incentive Plan	-	-	-	214	-	214
Deferred tax asset utilised against current year profits	-	-	2,594	-	(2,594)	-
Deferred tax asset carried back against prior year's profits	-	-	2,552	-	(2,552)	-
Transfer of own shares	-	39	(32,244)	32,205	-	-
Transfer between reserves	-	-	18	-	(18)	-
Balance at 30 June 2008	**193**	**32,279**	**37,635**	-	**8,006**	**78,113**

Group Statement of Changes in Shareholders' Equity (continued)

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(12)	-	-	(12)
Net expense recognised directly in equity:			(12)			(12)
Profit for the year	-	-	35,168	-	-	35,168
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the year	-	-	20,758	-	-	20,758
Share-based payments	-	-	-	-	687	687
Deferred tax on share-based payments	-	-	-	-	22,450	22,450
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,234	-	-	-	5,254
Bonus Issue	108	(108)	-	-	-	-
IPO costs	-	(1,130)	-	-	-	(1,130)
Purchase of own shares by Employee Benefit Trust	-	-	-	(270)	-	(270)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Disposal of own shares for Share Incentive Plan	-	-	-	155	-	155
Deferred tax asset utilised	-	-	16,447	-	(16,447)	-
Transfer of own shares	-	-	(1,015)	1,015	-	-
Transfer between reserves	-	-	(101)	-	101	-
Balance at 30 June 2007	**190**	**31,551**	**48,620**	**-**	**7,238**	**87,599**

Group Cash Flow Statement

For the Year Ended 30 June 2008

	2008 £000's	2007 £000's
Cash flows from operating activities		
Cash generated from operations	67,571	56,118
Corporation tax paid	(11,075)	(5,564)
Exceptional items	-	(1,098)
	56,496	49,456
Cash flows from investing activities		
Purchase of property, plant and equipment	(6,556)	(1,348)
Purchase of intangible assets	(161)	(550)
Purchase of current financial assets	(9,560)	(10,199)
Sale of current financial assets	1,494	246
	(14,783)	(11,851)
Cash flows from financing activities		
Proceeds from issue of ordinary shares	692	5,254
Purchase of own shares by Employee Benefit Trust	(31,382)	(270)
Purchase of own shares by Share Incentive Plan	(1,037)	(900)
Sale of own shares by Share Incentive Plan	214	155
IPO costs written off against share premium	-	(1,130)
Dividends paid	(17,478)	(14,398)
	(48,991)	(11,289)
Net (decrease)/increase in cash and cash equivalents	**(7,278)**	**26,316**
Cash and cash equivalents at beginning of year	51,531	25,215
Cash and cash equivalents at end of the year	**44,253**	**51,531**

Notes to the Group Financial Statements

1. Basis of preparation

The consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which comprise standards and interpretations issued by either the International Accounting Standards Board ('IASB') or the International Financial Reporting Interpretations Committee ('IFRIC') or their predecessors, as adopted by the European Union ('EU') and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The above results and the accompanying notes do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The audited consolidated Financial Statements from which these results are extracted have been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are held at fair value through profit or loss; and in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The auditors have reported on the Group's statutory accounts for each of the years 2007/08 and 2006/07 under s235 of the Companies Act 1985, which do not contain statements under s237(2) or s237(3) of the Companies Act 1985 and are unqualified. The statutory accounts for 2006/07 have been delivered to the Registrar of Companies and the statutory accounts for 2007/08 will be filed with the Registrar in due course.

The statements have been drawn up in accordance with the Group accounting policies as detailed in the Annual Report.

IFRS 7 'Financial instruments: disclosure' and an amendment to IAS 1 'Presentation of financial statements' on capital disclosures were issued by the IASB in August 2005 and have been adopted by the Group for reporting in its financial year ended 30 June 2008. This new standard and the revision to IAS 1 add further quantitative and qualitative disclosures in relation to financial instruments and how an entity manages its capital resources.

The accounting policies disclosed for the purpose of the preliminary results are not the full policies. All other accounting policies are unchanged from previous years.

2. Administrative expenses

	2008 £000's	2007 £000's
The following items have been included in administrative expenses:		
Staff costs	46,965	42,521
Depreciation	2,390	1,312
Amortisation	439	328
Loss on disposal of property, plant and equipment	109	254
Other operating lease rentals payable:		
Property	3,815	1,614
Computer software	377	343
Exceptional items – IPO fees	-	1,098
Net foreign exchange differences recognised	(682)	(54)

3. Taxation

Analysis of charge in period:

	2008 £000's	2007 £000's
Current tax:		
UK corporation tax on profits for the year	17,804	16,444
Adjustments to tax charge in respect of previous periods	2,001	63
Foreign tax	116	155
Adjustments to foreign tax charge in respect of previous periods	32	-
Total current tax	19,953	16,662
Deferred tax:		
Origination and reversal of temporary differences	(1,463)	(12)
Adjustments in respect of previous periods	(1,827)	(64)
IFRS 2 share-based payments credit	(579)	(126)
Foreign tax	16	(21)
Adjustments in respect of change to future tax rate	-	9
Total deferred tax	(3,853)	(214)
Total tax expense	16,100	16,448

A legislative change in the UK has reduced the main corporation tax rate from 30% to 28% with effect from 1 April 2008. The effect of this is that the theoretical effective UK tax rate for the Group for the year ended 30 June 2008 is 29.5% (2007: 30%).

The tax on the Group's profit before tax differs from amounts that would arise using the theoretical effective UK tax rate applicable to profits of the Group companies, as follows:

	2008 £000's	2007 £000's
Profit on ordinary activities before tax	49,669	51,616
Theoretical tax charge at UK rate of 29.5% (2007: 30%)	14,652	15,485
Effects of:		
Expenses not deductible for tax purposes	111	81
Depreciation in excess of capital allowances	307	381
Capital items in revenue	48	200
Exceptional items	-	329
Share-based payments	694	(126)
Deferred compensation scheme	48	-
Adjustment in respect of previous period	206	(1)
Adjustment in respect of foreign tax rates	40	54
Adjustments in respect of changes to UK tax rate	-	9
Other	(6)	36
Total tax expense	16,100	16,448

4. Dividends

	2008 £000's	2007 £000's
Declared and paid during the year		
Equity dividends and ordinary shares		
Dividends paid pre-listing:		
Interim dividend paid for 2007– 6.0p	-	10,177
Interim dividend paid for 2007– 2.5p	-	4,221
Total dividends paid pre-listing	-	14,398
Dividends paid post-listing:		
Final dividend paid for 2007 – 6.0p	11,435	-
Interim dividend paid for 2008 – 3.2p	6,043	-
Total dividends paid post-listing	17,478	-
Total	17,478	14,398

Dividends declared and paid in 2008 were paid out of post-listing distributable reserves. Dividends declared and paid in 2007 were paid out of pre-listing distributable reserves.

The Directors have proposed a final dividend of 4.8 pence in respect of 30 June 2008 (2007: 6.0 pence).

Of the total dividends declared and paid of £17,478,000; £4,937,400 was paid on shares which are classified as own shares (2007: £4,198,100).

Other information

This announcement may contain certain 'forward-looking statements' with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking.

By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond the Group's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally, the policies and actions of regulatory authorities, the impact of competition, inflation and deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which the Group operates.

As a result, the Group's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. The Group undertakes no obligation to update the forward-looking statements contained in this announcement. Nothing in this announcement should be considered as a profit forecast.

BlueBay Asset Management plc - Block Listing Six Monthly Return

Name of company: BlueBay Asset Management plc

Name of scheme: Unapproved Option Scheme

Period of return: From: 20 March 2008 To: 20 September 2008

Balance of unallotted securities under scheme from previous return:
2,111,250 ordinary shares of 0.1 pence each fully paid ("shares")

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
0

Less: Number of *securities* issued/allotted under scheme(s) during period:
617,212 shares issued/allotted

Equals: Balance under scheme(s) not yet issued/allotted at end of period:
1,494,038 shares

Name of contact: Colleen Sutcliffe, Assistant Company Secretary
Telephone number: 020 7389 3700

288c (ef)

Change in the details of a Director or Secretary

XQ96H2ZK

Company Name: **BLUEBAY ASSET MANAGEMENT PLC**

Company Number: **03262598**

Received for filing in Electronic Format on the: **09/09/2008**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **17/09/1969**

Original Name: **MR ALEXANDER KHEIN**

New Details

Date of Change: **09/09/2008**

New Address: **MONTROSE COURT PRINCES GATE
LONDON
SW7 2QG**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **09/09/2008** *Authenticated:* **Yes (E/W)**

END